Richardson

& Associates

attorneys at law

March 25, 2019

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Thomas Jones
Russell Mancuso, Branch Chief

Re:	Envision Solar International, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed November 14, 2018
File No. 333-226040

Dear Commission:

Enclosed for filing on behalf of Envision Solar International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Three to the Registration Statement on Form S-1, marked to indicate changes from the last filing. The following are our responses to the comments contained in your letter to the Company, dated December 7, 2018:

Amendment No. 2 to Form S-1 filed November 14, 2018

Risk Factors, page 14

1.	We note your response to prior comment 8. Please address in your description of the warrants the exclusive forum provision included in section 5(e) of exhibit 4.2. Also disclose any appropriate risk factors.

The following sentences are added to the description of the warrants as the last paragraph under “Description of Our Securities – Description of Securities in this Offering – Public Warrants”:

The Warrants contain a contractual provision stating that all questions concerning the construction, validity, enforcement and interpretation of the Warrants are governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by the Warrants (whether brought against a party or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) will be commenced exclusively in the state and federal courts sitting in the City of New York, applying the laws of the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts in the City of New York, Borough of Manhattan for the adjudication of any dispute in connection with the Warrants.

1453 Third street promenade, suite 315, Santa monica, california 90401 telephone (310) 393-9992 facsimile (310) 393-2004

United States

Securities and Exchange Commission

March 25, 2019

The following risk factor has been added to “Risk Factors – Risks Relating to the Offering” right after “Warrants are Speculative in Nature” in the prospectus:

The warrants offered to investors in the Units will designate the state and federal courts in the City of New York, Borough of Manhattan of the State of New York as the sole and exclusive forum for all questions concerning the construction, validity, enforcement and interpretation of the warrants, which could limit a warrant holder’s ability to obtain a favorable judicial forum for disputes relating to the warrants. The warrants offered in this offering will provide that the state and federal courts in the City of New York of the State of New York will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for all questions concerning the legal construction, validity, enforcement and interpretation of the warrants. Any person or entity purchasing or otherwise acquiring any interest in the warrants offered in this offering will be deemed to have notice of, and consented to, the choice of forum provision described in the preceding sentence. This choice of forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable or convenient for disputes relating to the warrants, which may discourage such lawsuits by warrant holders and other potential litigants to assert their rights. Furthermore, venue in New York City may impose substantial additional costs on all litigants attempting to assert their rights with respect to the warrants, which could adversely affect our business, financial condition and results of operations.

Documents Incorporated by Reference, page 95

2.	Please identify the documents that satisfy the criteria mentioned in the third and fourth bullet points of this section.

We are not going to incorporate any documents by reference into the prospectus.

Exhibits

3.	Please reconcile the description of your offering in your prospectus with the reference to issued and outstanding shares in clause (b) of the fourth paragraph of the attachment to your letter to us dated November 14, 2018.

Attached as Exhibit 5.1 to the Registration Statement on Form S-1 (a copy of which is also attached to this letter), is the legal opinion marked to indicate all of the changes that have been made to it since the last filing of the legal opinion with Pre-Effective Amendment Number One to the Registration Statement as required by Item 601(b)(5) of Regulation S-K, including opining on the Units on a separate and stand-alone basis.

4.	Please tell us whether the reference to warrants mentioned in the second paragraph of the prospectus cover includes the Representative Warrant. Also, we note section 6(d) of exhibit 4.4 and the waiver of jury trial provision; please tell us whether the waiver of jury trial would apply to claims under the federal securities laws and the rules and regulations thereunder.

We have deleted subparagraph (b) from the legal opinion attached as Exhibit 5.1 that was previously in subparagraph four of the letter.

United States

Securities and Exchange Commission

March 25, 2019

5.	We note your reference to New York law in exhibit 4.2, but the attachment to your letter to us dated November 14, 2018 suggests that the opinion that you intended to file is limited to the General Corporation Law of the State of Nevada. Please file an opinion that addresses all relevant jurisdictions. For guidance, see section II.B.I.f of Staff Legal Bulletin No. 19 (October 14, 2011).

At the end of the fourth paragraph of the legal opinion, we have added “… applicable federal law, and the laws of the State of New York” to effectively cover the laws of those jurisdictions.

6.	Please tell us whether the reference to warrants mentioned in the second paragraph of the prospectus cover includes the Representative Warrant. Also, we note section 6(d) of exhibit 4.4 and the waiver of jury trial provision; please tell us whether the waiver of jury trial would apply to claims under the federal securities laws and the rules and regulations thereunder.

The reference to warrants in the second paragraph of the cover page of the prospectus does not include the Representative Warrant, which will not have a trading symbol. The following is a brief description of the enforceability of contracted waivers of trial by jury in the event of a legal dispute:

Waiver of Jury Trial

Federal courts recognize that parties may expressly agree to waive the right to a jury trial in contractual provisions, [Janiga v. Questar Capital Corp. (7th Cir. 2010) 615 F3d 735, 743; Leasing Service Corp. v. Crane (4th Cir. 1986) 804 F2d 828,832-833; Applied Elastometrics, Inc. v. Z-Man Fishing Products, Inc. (ND CA 2007) 521 F.Supp.2d 1031, 1044 – “right to a jury trial in federal court is governed by federal law and, under federal law, parties may contractually waive their right to a jury trial”]. The federal courts’ rigorous enforcement of contractual arbitration clauses effectively denies parties the right to a jury trial in all such cases. The enforcement of arbitration clauses in a variety of commercial contracts, including those involving securities laws, indicates that waiver of trial by jury is enforceable with respect to claims made under applicable securities laws, at least at the federal level. Due to a constitutional (Seventh Amendment) right being involved, courts generally require proof that a jury trial waiver was knowing and voluntary, [Tracinda Corp. v. DaimlerChrysler AG (3rd Cir, 2007) 502 F3d 212, 222]. A claim that the contract as a whole was fraudulently induced does not invalidate a jury waiver. [Merrill Lynch & Co. Inc. v. Allegheny Energy, Inc. (2nd Cir. 2007) 500 F3d 171, 188].

Enforcement of commercial contracted provisions involving a waiver of trial by jury vary from state to state, although most states permit their enforceability. California courts generally resist their enforceability. In Rincon EV Realty LLC v. CP III Rincon Towers, Inc. (Cal. CT. APP., Jan 31, 2017, No. A138463) 2017 WL 429267, the plaintiffs demanded a jury trial. The contracts at issue had two key provisions:

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United States

Securities and Exchange Commission

March 25, 2019

1.	A New York choice-of-law clause, including a waiver of any claim that any other state’s law would govern, and

2.	A waiver of the right to a jury trial.

After the trial court held that New York law applied and that the jury waiver was enforceable under New York law, the plaintiffs appealed.

In its decision, the appellate court noted that contractual choice-of-law provisions are not always enforceable. Indeed, in Nedlloyd Lines B.V. v. Superior Court (1992) 3 Cal.4th 459, the California Supreme Court ruled that, to be effective, (1) there has to be a rational nexus to the chosen state; (2) the other state’s laws cannot deprive California citizens of important rights or impugn significant California public policy; and (3) California cannot have a “materially greater interest” in enforcing its laws over those of another state.

Employing the Nedlloyd test, the Court determined that New York had a substantial relationship to the parties and the transaction. Nevertheless, it held that the right to a trial by jury was “inviolate” in California public policy. Finally, the Court held that California had a “materially greater interest than New York” in determining how legal proceedings are conducted in California courtrooms. Hence, it concluded that the contractual jury waiver – enforceable in New York – was unenforceable under California law.

Sincerely,

/s/ Mark J. Richardson

Mark J. Richardson, Esq.
For
Richardson & Associates

cc: Desmond Wheatley, Chief Executive Officer